ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2007

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

ZAB RESOURCES INC.

Balance Sheets

March 31, 2007 and December 31, 2006

(unaudited – prepared by Management)

	March 31	December 31
	2007	2006
	(unaudited)	(audited)
Assets
Current
Cash and term deposits	$15,330	$57,144
Accounts Receivable	6,024	1,436
Marketable securities (note 5)	1,844,401	1,575,498
Receivable from related parties (note 9)	0	5,196
Total Current Assets	1,865,755	1,639,274

Mineral Properties (note 7)	250,186	318,520
Reclamation Deposit	10,000	10,000
Furniture and equipment (note 6)	3,491	3,671

Total Assets	$2,129,432	$1,971,465

Liabilities
Current
Accounts payable and accruals	$44,364	$73,117
Payable to related parties (note 9)	31,483	22,567

Total Liabilities	75,847	95,684

Shareholders’ Equity
Capital Stock (note 9)	$22,784,784	$22,769,784
Contributed Surplus	213,850	213,850
Deficit	(20,945,049)	(21,107,853)

Total Shareholders’ Equity	2,053,585	1,875,781

Total Liabilities and Shareholders’ Equity	2,129,432	1,971,465

Commitments and Subsequent events (notes 11 & 12)

On behalf of the Board,

“Bedo H. Kalpakian”

     “J. Wayne Murton”

Director

     Director

See notes to financial statements

ZAB RESOURCES INC.

Statements of Operations and Deficit

Three Months ended March 31

(unaudited – Prepared by Management)

	Three Months Ended
	March 31

	2007	2006
Income
Revenue	$0	$146,304
Interest	90	21
	90	146,325
Expenses
Amortization	181	375
Finance, interest and foreign exchange	529	669
Legal, accounting and audit	5,885	3,803
Management fees	90,000	90,000
Commission fees	0	55
Professional and Consulting Fees	0	1,050
Regulatory and transfer fees	1,505	1,098
Rent	2,500	1,500
Office and Miscellaneous	2,671	490
Salaries and benefits	12,632	17,855
Shareholder communication	0	933
Travel, meals and entertainment	0	1,139
Telephone	210	1,797
Directors’ fees	7,503	7,503
	123,616	128,267

Income (loss) before other items	(123,526)	18,058
Other items
Write off of mineral property	(15)	0
Write up of marketable securities	286,063	0
Gain on sale of marketable securities	282	1,598

Net income for the period	162,804	19,656

Deficit, beginning of period	(21,107,853)	(22,075,559)

Deficit, end of period	(20,945,049)	(22,055,903)

Weighted average number of shares	22,205,300	18,910,550

Basic net earnings per common share	$0.01	$0.00

See notes to financial statements

ZAB RESOURCES INC.

Statements of Cash Flow

Three Months ended March 31

(unaudited – Prepared by Management)

	Three Months Ended
	March 31

	2007	2006

Cash provided by (used for)

Operating
Net income	$162,804	$19,656
Amortization	181	375
Write up of marketable securities	(286,063)	0
	(123,078)	20,031
Changes in non-cash operating working capital

Receivables	(4,588)	(11,233)
Receivables from related parties	5,196	(36,913)
Payables and accruals	(28,753)	1,565
Payable to related parties	8,916	(8,509)
	(19,229)	(55,090)
	(142,307)	(35,059)

Investing
Mineral property – Extra High	(437)	(31,907)
Option payment from Colt	68,770	0
Marketable securities	0	1,152
Proceeds from sale of marketable securities	17,160	0
Purchase of marketable securities	0	(90,000)
	85,493	(120,755)
Financing
Issuance of common shares	15,000	0
	15,000	(120,755)

Increase (decrease) in cash and cash equivalents	(41,814)	(155,814)

Cash and cash equivalents, beginning of period	57,144	177,892

Cash and cash equivalents, end of period	$15,330	$22,078

See notes to financial statements

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues were derived from this investment.

On January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc. The Company then consolidated its capital stock on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock was increased to an unlimited number of common and preferred shares without par value.

Effective January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA.  The common shares of Bronx Ventures Inc. then commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

On March 19, 2007, the Company changed its name to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Apart from the last two fiscal years, the Company has incurred significant operating losses, it sold its only source of revenue during 2006 and it has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit in the mining sector.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going-concern" assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions of the determination of fair value of stock-based compensation expense, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)

Marketable securities

Marketable securities are carried at market value at the balance sheet date.

(d)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the costs of these assets on a declining-balance basis as follows:

Furniture and equipment

-  20%

Computer equipment

-  30%

(f)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of the fair value can be made.  The carrying amount of the long-lived asset is increased by the same amount as the liability. No obligation has been recognized.

(g)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(h)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

(i)

Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Stock-based compensation (Continued)

Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

As a result of this accounting policy, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

(j)

Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates.  Stock options and warrants that are anti-dilutive are not included in the calculation.

(k)

Flow-through common shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.

(l)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities approximate quoted market values, as disclosed in note 5.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits and cash held on behalf of a related party because the funds are held in a recognized financial institution.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to the adverse fluctuations in their market value and the possibility of being delisted from public trading.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

5.

MARKETABLE SECURITIES

	March 31, 2007	December 31, 2006

Marketable securities (market values: March 31, 2007 - $1,844,401; December 31 2006 - $1,575,498)	$1,844,401	$1,575,498

The Company owns 7,864,006 shares (7.8%) of the total outstanding shares in the capital of Las Vegas, a publicly traded related party, (March 31, 2006: 1,693,506 shares or 1.8%), 6,670,000 of these shares were acquired through the sale of the three card game software (note 9(e)).  The market value was determined based on the closing trading price at March 31, 2007 and December 31, 2006.

The Company owns 2,500,000 shares of the total outstanding shares in the capital stock of Colt Capital Corp. (“Colt”), a related party, (March 31, 2006: 2,500,000) The carrying value is at market value as the shares commenced trading on March 1, 2007.

6.

FURNITURE AND EQUIPMENT

	March 31, 2007
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$123,003	$3,491

	December 31, 2006
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,823	$3,671

7.

MINERAL PROPERTIES

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company has the right to acquire a 100% interest in the Extra High Property, subject to a 1.5% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% interest in the Extra High Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

7.

MINERAL PROPERTIES (Continued)

On September 12, 2006, the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Optionor and incur the remaining exploration expenditures on the Extra High Property.

On September 8, 2006, the Company entered into an Option Agreement with Colt, a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5% net smelter returns royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt has been granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company. Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

Investment in the Extra High Property consists of costs incurred as follows:

	Cumulative to	Cumulative to
	March 31,	December 31,
	2007	2006

Acquisition (property option payments)	$90,000	$90,000
Staking	3,639	3,639
Assessment and miscellaneous	10,310	10,310
Geological, geochemical, trenching and drilling	273,899	273,463
Colt Capital Corp. property option payment	(133,770)	(65,000)
Total	$244,078	$312,412

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,974 and spent $2,134 in exploration related expenses for a total of $6,108.

Whiteman Property

During 2006, the Company staked five mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,162 in exploration related expenses for a total of $4,857.  At year-end, this amount was written off as the Company decided to abandon the property.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

8.

CAPITAL STOCK

(a)

Authorized

 Unlimited number of common and preferred shares without par value of which there are no preferred shares issued

(b)

Issued

	Number of
	Common				Contributed
	Shares		Amount		Surplus

Balance beginning of period	18,910,550	$
Exercise of flow-through warrants	1,875,000		75,000		0
Income tax effect on flow-through
share renouncement	0		(46,062)		0
Private placement	1,200,000		60,000		0

Balance, December 31, 2006	21,985,550		$22,769,784	$
Exercise of flow-through warrants	300,000		15,000		0
Computershare Trust Company
Share adjustment	(5,250)		0		0

Balance, March 31, 2007	22,280,300		22,784,784		213,850

All common shares and per share amounts have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 and, the 35:1 share consolidation, which took effect on January 17, 2005 (note 1).

During 2006, the Company issued 1,200,000 flow-through share units of the securities of the Company to individuals, one of whom is a director of the Company, at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000.   Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.05 per share for a period of twelve months. During the three month period ended March 31, 2007, 300,000 flow-through warrants were exercised by a director at $0.05 per share for total proceeds to the Company of $15,000.

During 2005, the Company issued 1,875,000 flow-through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds to the Company of $75,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.04 per share for a period of twelve months.  During 2006, all 1,875,000 flow-through warrants issued were exercised at $0.04 per share for total proceeds to the Company of $75,000.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

8.

CAPITAL STOCK (Continued)

There was an adjustment made by the Company’s Transfer Agent and Registrar, Computershare Trust Company of Canada (“Computershare”), pursuant to the forward split of the Company’s issued and outstanding shares on March 19, 2007 whereby Computershare made an adjustment by decreasing the number of issued and outstanding shares for the Company by 105 shares (pre-split) or 5,250 (post-split) of Zab Resources Inc. The decrease occurred as a result of Computershare over estimating the amount of shares that were needed for the transaction.

(c)

Warrants

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2006 and 2005:

	Number	Exercise
	of Shares	Price

Balance, beginning of period	4,732,100	$ 0.04 to $ 0.14
Issued	1,200,000	$ 0.05
Exercised	(1,875,000)	$ 0.04
Expired	(2,857,100)	$ 0.14

Balance, December 31, 2006	1,200,000	$ 0.05
Exercised	(300,000)	$0.05

Balance March 31, 2007	900,000	$0.05

At March 31, 2007 and December 31, 2006, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

		Number of Shares
Expiry Date	Exercise Price	March 31, 2007	December 31, 2006

December 31, 2007	$ 0.05	900,000	1,200,000

Balance, end of period	$ 0.05	900,000	1,200,000

(d)

Stock options

The Company’s 2004 Stock Option Plan, reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

8.

CAPITAL STOCK (Continued)

(d)

Stock Options (Continued)

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the three month periods ended March 31, 2007 and December 31, 2006.

	Number	Exercise
	of Shares	Price

Balance, Beginning of period	0	N/A

Balance, December 31, 2006		N/A

Balance, March 31, 2007	0	N/A

During 2006 and the three month period ended March 31, 2007, no stock options were granted or outstanding.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted to employees, and accordingly, compensation expense of $Nil (2006 - $Nil;) was recognized as salaries expense, and compensation expense of $Nil (2006 - $Nil) was recognized as consulting expense in 2007.

9.

RELATED PARTY TRANSACTIONS

The Company shares office space with Las Vegas, a company related by common management, officers and certain directors.

	March 31, 2007		December 31, 2006

Receivable from related parties
Receivable for payroll expenses charged to Las Vegas	$0		$5,196

	$0	$

Payable to related parties
Payable for rent charged from Las Vegas	$(2,120)		$(530)
Director’s fees payable to two directors	(29,363)		(21,560)
Geological services payable to a company owned by a director	0		(477)

	$(31,483)		$(22,567)

Cash held on behalf of Las Vegas of $Nil (2006 - $1,166) is without interest and payable on demand.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

9.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the three month period ended March 31, 2007:

(a)

Geological services of $0 (December 31, 2006 - $33,750) were provided by a company owned by a director.

(b)

Management fees of $90,000 (December 31, 2006 - $360,000) were paid to a company related by common management and directors.

(c)

The Company received revenue of $0 (December 31, 2006: $219,160) from Las Vegas from the Company’s investment in online gaming software.  The revenue was recorded as reported by Las Vegas.

(d)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas, a related party, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

(e)

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, are restricted from trading until May 1, 2007.  The carrying value of these shares at March 31, 2007 is at their quoted market value of $1,500,750.

(f)

Directors’ fees of $7,503 (2006 - $7,503) (December 31, 2006: $30,012) were paid to two directors.

(g)

During 2006, the Company entered into a Private Placement Financing Agreement with Colt, a related company, whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000. As of March 31, 2007, the Company owns 2,500,000 shares of Colt.  The carrying value is at market as the Colt shares commenced trading on the CNQ on March 1st, 2007.

(h)

Paid to Las Vegas

Effective as of March 1, 2007, the Company pays the sum of $1,500 per month plus G.S.T. to Las Vegas, a related party, for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  For the three month period ended March 31, 2007, the Company paid $2,500 to Las Vegas (2006 - $1,500).

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Three Months ended March 31, 2007

(unaudited – Prepared by Management)

9.

RELATED PARTY TRANSACTIONS (Continued)

(i)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt, a related company, (note 7).

10.

INCOME TAXES

The Company has available approximate non-capital losses of $1,200,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire in 2010.  The benefit of these losses has not been recorded in these financial statements.

The Company has available approximate resource-related deductions of $2,753,395 that may be carried forward indefinitely.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

11.

COMMITMENTS

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a company that is owned by two directors.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2007 and is renewable.

12.

SUBSEQUENT EVENTS

(a)

The Company and the Optionor amended the Property Option Agreement and entered into an Amending Agreement on April 16, 2007 with respect to the Extra High Property, whereby the Company is required to make a cash payment of $60,000 to the Optionor on or before June 26, 2007 and the Company is no longer obligated to incur any further exploration expenditures on the Extra High Property in order to earn a 100% undivided interest, subject to a 1.5% net smelter returns royalty payable to the Optionor.

(b)

The original Blunt Mountain property that had been acquired in 2006 was allowed to lapse on the anniversary dates in April and May of 2007.  A decision was made to re-stake a portion of the original property and was acquired for a total cost of $1,322.  The new name for the claims and property is Mt. Blunt.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, President, C.E.O. and C.F.O. of Zab Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Zab Resources Inc., (the Issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

c)

evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the Issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: May 30, 2007

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President, CEO & CFO